PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED FEBRUARY 12, 2002                 REGISTRATION NO. 333-73112



                    $72,922,000 OF NETWORKS ASSOCIATES, INC.
              5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2006 AND THE
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES.

         This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced securities.

         The table captioned "Selling Securityholders" commencing on page 49 and the "Plan of Distribution" section commencing on page 52 of the Prospectus are hereby amended to reflect the following additions and changes.

                             SELLING SECURITYHOLDERS

         We originally issued the notes in a private placement to Lehman Brothers Inc. in August 2001 pursuant to Section 4(2) of the Securities Act of 1933. The notes were sold by Lehman Brothers Inc. to purchasers that are qualified institutional buyers pursuant to Rule 144A. Those purchasers may have made subsequent transfers of the notes pursuant to Rule 144A. We have no knowledge whether the holders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

         The following table contains information, as of March 22, 2002, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.


                                                                PRINCIPAL
                                                                AMOUNT AT
                                                               MATURITY OF                            NUMBER OF
                                                                  NOTES                               SHARES OF
                                                               BENEFICIALLY       PERCENTAGE        COMMON STOCK      PERCENTAGE OF
                                                              OWNED THAT MAY       OF NOTES          THAT MAY BE      COMMON STOCK
                          NAME                                    BE SOLD         OUTSTANDING          SOLD(1)       OUTSTANDING (2)
-------------------------------------------------------       --------------      -----------       ------------     ---------------
Allstate Insurance (3) ................................            350,000              *                19,369              *
Allstate Life Insurance (3) ...........................            200,000              *                11,068              *
Arbitex Master Fund LP. ...............................             50,000              *                 2,767              *
Arkansas Teachers Retirement System (4) ...............          2,143,000              *               118,594              *
Bank Austria Cayman Islands, Ltd. (5) .................            500,000              *                27,670              *
Baptist Health of South Florida (4) ...................            356,000              *                19,701              *
BNP Paribas Equity Strategies, SNC (6) ................            442,000              *                24,460              *
CooperNeff Convertible Strategies Fund, LP (6) ........            170,000              *                 9,408              *
Engineers Joint Pension Fund (4) ......................            291,000              *                16,104              *
Innovest Fianzdienstleistungs AG (4) ..................            350,000              *                19,369              *
JAL Ventures, Inc. ....................................            250,000              *                13,835              *
Lehman Brothers Inc. ..................................         25,236,000            7.3%            1,396,569            1.0%
Lincoln National Global Asset Allocation Fund, Inc. (7)             52,000              *                 2,878              *
Lumberman's Mutual Casualty (4) .......................            305,000              *                16,879              *
Motion Pictures Industry (4) ..........................            340,000              *                18,816              *
Nicholas Applegate Convertible Fund (4) ...............            898,000              *                49,696              *
Physicians Life (4) ...................................            110,000              *                 6,087              *
Putnam Asset Allocation Funds - Balanced Portfolio (7)             428,000              *                23,686              *
Putnam Asset Allocation Funds - Conservative
Portfolio (7) .........................................            334,000              *                18,484              *
Putnam Convertible Income - Growth Trust (7) ..........          2,940,000              *               162,701              *
Putnam Convertible Opportunities and Income Trust (7) .            110,000              *                 6,087              *
Putnam Variable Trust - Putnam VT Global Asset
Allocation Fund (7) ...................................            104,000              *                 5,755              *
RAM Trading, Ltd. .....................................         19,985,000            5.8%            1,105,977              *
RCG Halifax Master Fund, Ltd. (5) .....................            500,000              *                27,670              *
RCG Latitude Master Fund, Ltd. (5) ....................          2,000,000              *               110,681              *
RCG Multi Strategy, LP (5) ............................          2,000,000              *               110,681              *

                                                                PRINCIPAL
                                                                AMOUNT AT
                                                               MATURITY OF                            NUMBER OF
                                                                  NOTES                               SHARES OF
                                                               BENEFICIALLY       PERCENTAGE        COMMON STOCK      PERCENTAGE OF
                                                              OWNED THAT MAY       OF NOTES          THAT MAY BE      COMMON STOCK
                          NAME                                    BE SOLD         OUTSTANDING          SOLD(1)       OUTSTANDING (2)
-------------------------------------------------------       --------------      -----------       ------------     ---------------
San Diego City Retirement (4) .........................            673,000              *                37,244              *
San Diego County Convertible (4) ......................          1,028,000              *                56,890              *
Screen Actors Guild Pension Convertible (4) ...........            308,000              *                17,045              *
Sturgeon Limited (6) ..................................             58,000              *                 3,210              *
Transamerica Insurance Co. of Iowa (8) ................          1,000,000              *                55,340              *
Transamerica Life Insurance & Annuities Co. (8) .......          6,500,000            1.9%              359,712              *
Transamerica Occidental Life (8) ......................          1,500,000              *                83,011              *
Wake Forest University (4) ............................            422,000              *                23,354              *
Writers Guild -- Industry Health Fund (4) .............            184,000              *                10,183              *
Wyoming State Treasurer (4) ...........................            605,000              *                33,481              *

----------

*        Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $18.07 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes -- Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 140,598,822 shares of common stock outstanding as of December 31, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Allstate Investments, LLC has investment control over the securities beneficially owned by these securityholders.

(4) Nicholas Applegate Capital Management has investment control over the securities beneficially owned by these securityholders.

(5) Ramius Capital Group has investment control over the securities beneficially owned by these securityholders.

(6) CooperNeff Advisors, Inc. has investment discretion over the securities beneficially owned by these securityholders.

(7) Putnam Investments has investment control over the securities beneficially owned by these securityholders.

(8) Transamerica Investment Management, LLC has investment control over the securities beneficially owned by these securityholders.

         We prepared this table based on the information supplied to us by the selling securityholders named in the table.

         The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time.

         Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         -        directly by the selling securityholders; or

         - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

         The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         To our knowledge, Lehman Brothers Inc., BNP Paribas Brokerage Services, Inc., CIBC World Markets, Deutsche Banc Alex Brown Inc, Goldman Sachs & Company, Morgan Stanley, and SG Cowen Securities Corporation are the only other selling securityholders who are registered broker-dealers. As such, they are underwriters of the notes. We do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of our board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.

         If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

           The notes and underlying common stock may be sold in one or more transactions at:

         -        fixed prices;

         -        prevailing market prices at the time of sale;

         -        varying prices determined at the time of sale; or

         -        negotiated prices.

         These sales may be effected in transactions:

         - on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange, in the case of the common stock;

         -        in the over-the-counter market;

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         -        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

         Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "NET." We do not intend to apply for listing of the notes on any securities exchange or for quotation through NYSE. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

         There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the

Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

         Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

         The date of this Prospectus Supplement is March 22, 2002.